June 28, 2012

ATTORNEYS AT LAW

777 East Wisconsin Avenue, Suite 3800

Milwaukee, Wisconsin 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com Email

CLIENT/MATTER NUMBER

103159-0101

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:  Daxor Corporation - Investment Company Act File No. 8111-22684

Ladies and Gentlemen:

On behalf of Daxor Corporation, a New York corporation (“Daxor”), we are transmitting for filing a Registration Statement on Form N-2 (the “Registration Statement”). Daxor is a medical device manufacturing company which provides additional biotechnology and cryobanking services. While Daxor is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities, the company is dependent upon earnings from its investment portfolio to fund operations, and may be deemed a closed-end, management investment company under the Investment Company Act of 1940, as amended (the “Act”). As a result the company is filing the Registration Statement under the Act.

Since Daxor is a medical device manufacturing company, a substantial portion of the information that is required by the Registration Statement is inapplicable to the company. In this regard, we would like to schedule a conference call with the Staff of the Securities and Exchange Commission (the “Staff”) to discuss certain issues with the Staff related to Daxor’s compliance with the Act. Specifically, we would like to discuss Daxor’s stock option plan, use of margin, compliance manual and custodial arrangements. Please let us know the Staff’s availability for a call after July 11, 2012.

Daxor previously filed a separate submission on Form N-8A (Notification of Registration filed pursuant to Section 8(a) of the Investment Company Act of 1940).

Daxor, and we as their counsel, will promptly respond to any requests for additional information and will cooperate to the fullest extent with the Staff in expediting the Staff’s review of the Registration Statement.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

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